UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of: August 2011
Commission File Number: 001-08139

Zarlink Semiconductor Inc.
(Name of Registrant)

400 March Road
Ottawa, Ontario, Canada K2K 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      ☒                                Form 40-F           ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  ☐                                 No                      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On August 17, 2011, Zarlink Semiconductor Inc. issued a press release that acknowledged that Microsemi Corporation announced that 0916753 B.C. ULC, an indirect wholly-owned subsidiary of Microsemi, has commenced unsolicited offers to acquire all of the outstanding shares of Zarlink for $3.35 per share and all of the outstanding convertible debentures of Zarlink for $1,367.35 per $1,000 principal amount of convertible debentures. Zarlink advises shareholders and debentureholders not to take any action until further notice.

Exhibit No.	Description

99.1	Press release dated August 17, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Dated: August 17, 2011                                                                           By: /s/ Andre Levasseur
     Andre Levasseur
     Senior Vice President of Finance and
  Chief Financial Officer